SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [A]

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 May 2004	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD
SECRETARY

TO:	THE BUSINESS EDITOR

From:	Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
Telephone: 64-9-571 9846
Fax: 64-9-571 9872

Please note: If you do not receive 8 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

TENON ADVISES “DO NOT ACCEPT” RUBICON OFFER

Auckland, 12 May, 2004 – The Independent Directors of Tenon Limited unanimously recommend that shareholders do not accept the partial Takeover Offer made by Rubicon Forests Limited (“Rubicon”).

The Independent Directors summarise below the reasons for their recommendation. A copy of the report on the Offer by the Independent Adviser, Grant Samuel & Associates (“Grant Samuel”), is also being released today.

Tenon Limited is in the process of finalising its Target Company Statement now that the formal Rubicon Offer has been received. The Statement and copies of the Independent Adviser’s report will be printed and mailed to Tenon shareholders shortly.

The Independent Directors of Tenon are recommending that shareholders do not accept the partial takeover Offer from Rubicon for the following reasons:

•	The Offer is considered by independent adviser, Grant Samuel, to be NOT FAIR, and the Offer price is below Grant Samuel’s valuation range of NZ$2.01 to NZ$2.22;

•	The Offer price is below the current share market valuation of Tenon;

•	The Offer price is below all recent valuations of Tenon by research analysts from major investment banks;

•	The Offer price does not include any control premium;

•	The Offer is only a partial Offer;

•	The Offer is highly conditional and there is no certainty that these conditions will be satisfied or waived; and

•	Rubicon has not proposed any alternative strategy for delivering additional value for all Tenon shareholders.

The Offer price is too low

Rubicon’s partial Offer of $1.85 per share is too low and by accepting the Offer, shareholders would be ‘under-selling’ their shares.

•	Independent Adviser, Grant Samuel, has assessed the fair value of Tenon in the context of a takeover Offer, to be in the range of NZ$2.01 to NZ$2.22 per share. Rubicon’s partial Offer price of $1.85 therefore undervalues Tenon by between NZ$45 million and NZ$103 million.

•	Since the announcement of Rubicon’s intention to make a partial Offer, Tenon’s shares have consistently traded on the New Zealand share market at a price substantially above Rubicon’s partial Offer price, as indicated in the chart below.

Tenon’s share price since announcement of the Offer

Source: IRESS
Note: Chart shows daily volume weighted average price for Tenon ordinary and preference shares

•	Following Tenon’s profit upgrade in April, research analysts from major international investment banks have valued Tenon in a range between NZ$1.89 and NZ$2.04 per share[1] as an independent company. In the context of a takeover Offer, where the Offeror obtains control and can extract ‘synergy’ benefits, these analyst valuations range from $2.12 to NZ$2.33[2] per share.

•	Rubicon’s partial Offer price provides no control premium and is only marginally above Tenon’s closing price of NZ$1.82 (ordinary shares) and NZ$1.80 (preference shares), immediately before Rubicon announced its proposed Offer. Over the last few weeks, two other partial takeover Offers have been announced for New Zealand companies, both of which Offered shareholders a premium of approximately 20% on the closing price prior to the intended Offer being announced.

•	An increase in Rubicon’s shareholding to over 50% is likely to result in a lower ranking for Tenon on New Zealand’s benchmark NZSX50 share index. This may adversely affect investment market interest in Tenon’s shares.

[1] This range is based on research reports from Goldman Sachs JBWere, UBS, Macquarie Bank, Citigroup Smith Barney and ABN AMRO Research. Excluding the ABN AMRO Research valuation of NZ$2.04, the range would be NZ$1.89 to NZ$1.96. ABN AMRO Corporate Finance is currently advising Tenon in relation to Rubicon#s partial Offer.

[2] Based on research reports from Goldman Sachs JBWere, Macquarie Bank, and Citigroup Smith Barney

Source: IRESS, Broker research reports, Grant Samuel

Source: IRESS, Goldman Sachs JBWere, UBS, Macquarie Bank, Citigroup Smith Barney, ABN AMRO Research, Grant Samuel

The Offer creates uncertainty for shareholders

Under a partial takeover Offer, shareholders will (if the Offer is successful) become minority shareholders in a company that would be controlled by Rubicon. It is not clear how Rubicon would manage this investment.

•	Rubicon’s Offer does not propose any alternative strategies that could deliver additional value to shareholders. Shareholders should note the comments on page 38 of the Grant Samuel report.

•	Shareholders should particularly note that all the Directors on Tenon’s Board, including Michael Andrews and Luke Moriarty (respectively Chairman and Chief Executive Officer of Rubicon Limited) have been supportive of the current strategies.

•	Under a partial takeover Offer, shareholders may not be able to sell all the shares that they wish to sell. Rubicon’s partial Offer contains a complicated ‘scaling’ mechanism that means shareholders could receive considerably less cash than they hoped to receive by accepting the Offer.

•	Tenon’s shareholders should take note of the 3 pages of conditions to Rubicon’s Offer. These conditions are wide ranging and are likely to result in considerable uncertainty with respect to the outcome of the Offer. They include a number of conditions, which relate to the financing of the Rubicon Offer and information about the potential impact of the Offer on Tenon. In addition, Tenon’s Independent Directors have advised Rubicon that they do not intend to provide Rubicon with any Directors’ certification, or provide information to an “expert” appointed by Rubicon, in respect of conditions Rubicon has attached to its Offer.

•	Grant Samuel, in page 40 of its report, do not believe that the withdrawal mechanism provides any additional benefit or incentives to Tenon shareholders who intend accepting the Rubicon Offer. Grant Samuel can see no reason for accepting the Rubicon Offer early.

TENON’S NEW STRATEGY IS DELIVERING VALUE

A strategy designed to deliver value

In June 2003, Tenon announced that it proposed to sell its under-performing forest assets, to focus on processing, marketing and distributing high value timber products as indicated in the diagram below.

Tenon is successfully implementing this strategy, with the majority of its forest assets sold, and the balance having been conditionally sold. This is enabling the company to re-direct its focus and resources into developing the higher margin business and return excess funds to shareholders. Tenon is now positioned as the leading exporter of high quality and high value New Zealand produced wood products.

Investors are recognising the value being delivered

This new strategy is delivering value for shareholders, as indicated in the chart below. Prior to Rubicon’s intended partial Offer being announced, Tenon’s share price had increased by approximately 53% since early June 2003, when full implementation of the new strategy commenced. Over this same period, Tenon has out-performed the NZSX50 gross index by approximately 30%.

Tenon’s share price since 1 May 2003 (adjusted for capital return)

Source: IRESS

•	Chart shows daily volume weighted average price for Tenon ordinary and preference shares, with prices prior to 29 March 2004 adjusted by subtracting 62.5 cents and dividing by 0.5, to account for capital return and 1 for 2 share cancellation

•	NZSX50 Gross Index re-based to adjusted Tenon volume weighted average share price at 1 May 2003

TENON’S MANAGEMENT IS DELIVERING THE STRATEGY

Since last year, Tenon’s new management team has demonstrated its ability to implement the strategy and deliver substantial shareholder value. Notable achievements of the new management team are outlined below.

Agreement to sell the forest estates

The price of NZ$725 million agreed for the sale of Tenon’s forests was 50% above the value implied by Tenon’s share price immediately prior to the commencement of the forest sale process in June 2003.

Return of cash to shareholders

Tenon has already returned NZ$349 million to shareholders, and subject to full completion of the above forest sales, a further capital return of up to NZ$320 million is planned for later in 2004.

Delivered cost reductions

Management has re-structured the business into the following two divisions:

•	Structural Consumer Solutions – processing, marketing and distributing structural timber to the New Zealand and Australian markets

•	Appearance Consumer Solutions - processing, marketing and distributing high value and high quality timber products used in visual situations (such as decorative mouldings and furniture). This division has a very strong export focus.

Additionally, management has substantially achieved the targeted reduction of NZ$13 million in shared services overhead costs.

Out performance of previous financial projections

In April 2004, the company announced that earnings before interest, tax, depreciation and amortisation (“EBITDA”) of its continuing processing, marketing and distribution businesses for the year to 30 June 2004 were expected to be in the range of NZ$58-$60 million, inclusive of the attributed realised foreign exchange gains of approximately NZ$7 million, compared to the NZ$45 million projection contained in the Explanatory Memorandum sent to shareholders in January 2004 in connection with the forest sale.

The company’s management and Independent Directors now expect EBITDA for its continuing processing, marketing and distribution businesses for the year to 30 June 2004 to be approximately NZ$64 million (before partial takeover Offer costs) due to a better than expected Moulding and Better lumber price (currently US$1,300 per thousand board feet), continuing sound performance from the company’s North

American businesses, and an improvement in the company’s structural products business.

Secured long-term wood supply from New Zealand forests

Management has secured an appropriate level of long-term wood supply commitments to provide certainty of feedstock into Tenon’s New Zealand based manufacturing operations. In addition, management has successfully settled certain disputes relating to legacy contractual obligations to supply pulpwood to third party users that were impacting on the forest sale process. These arrangements take effect on completion of the Tarawera forestry right sale, which is expected in June 2004.

Strengthened export channels and growth prospects

Tenon’s management has secured a majority shareholding in the US distribution business, Empire, which is a “preferred” supplier of high value moulded wood products to the fast growing Lowe’s home improvement chain. This has strengthened Tenon’s access to the high growth US market, which continues to outperform expectations.

In February of this year, Tenon also secured a cornerstone shareholding in European furniture company Zenia House. This provides a foothold into the European market and will assist in establishing New Zealand ‘clearwood’ internationally as a premium furniture material.

From forests to “Wood Solutions to the World”

This year, management successfully re-branded the company as Tenon, to reflect its departure from being an owner and manager of forest estates. The re-branding has been well received by the market and underpins the new strategy as an international wood solutions processing, marketing and distribution business.

STRONG GROWTH PROSPECTS

The underlying growth is expected to continue in the 2005 financial year

In January 2004, the company provided EBITDA earnings guidance for the 2005 financial year of NZ$58 million3. At the same time as reviewing the projections for the year ended June 2004, Tenon’s management team and the Independent Directors have reviewed their expectations for the 2005 financial year.

With this growth being experienced, Tenon now expects its previous projection for the year ended June 2005 to be exceeded, with EBITDA projected to be approximately NZ$64 million for that period. This includes charging of NZ$13 million shared services costs and is based on an average exchange rate of NZ$1.00 = US$0.60.

The chart below shows the EBITDA projected for each division (before shared services costs and foreign exchange gains or losses), to demonstrate the strong underlying

[3] NZ$56 million, (see Note 3 Page 51 of Explanatory Memorandum to shareholders dated 16 January 2004), plus NZ$2 million to reflect delayed Tarawera settlement (see Note 6 Page 53 of Explanatory Memorandum).

earnings growth, arising in particular from the Appearance Consumer Solutions business. Significant contributors to this growth include strong sales prices for Appearance products and the New Zealand dollar trending towards more typical historical levels.

EBITDA of Tenon’s operating divisions (excludes shared services costs)

Source: Tenon

Note: EBITDA as shown in chart is before charging shared services costs and adjusting for unallocated foreign exchange gains or losses

Expansion of the highly successful distribution business model

Future earnings will be underpinned by continued revenue growth in Appearance Consumer Solutions and the expected full ownership of Empire. These businesses distribute high value ‘Appearance grade’ wood products in the US, with AWM and Empire respectively being “preferred” suppliers to The Home Depot and Lowe’s retail chains, the two largest home improvement retailers in the US.

Management is actively pursuing strategies to optimise and expand Tenon’s US and European positions. The acquisition of the cornerstone shareholding in Zenia House is the first step in this process. Tenon is also establishing key relationships in China as a prelude to potential opportunities in that market.

In Australasia, Tenon continues to achieve success, leveraging its established Origin® brand, and maintaining and developing relationships with major distributors, including New Zealand’s leading building materials chain, PlaceMakers.

Dividends to re-commence

As a result of the strong earnings arising from the new business strategy, Tenon is planning to commence payment of dividends to shareholders, at the rate of 20% - 40% of net operating cash flow. Tenon intends paying its first dividend under this policy in the second half of the 2005 calendar year. This is in addition to the proposed capital return, which is planned for later in 2004.

CONCLUSION

The Independent Directors of Tenon gave careful consideration to the price, terms and conditions of the Rubicon partial takeover Offer, the report of the Independent Adviser, the reports on the Company’s performance and prospects from Tenon’s management, and advice from external advisers, before reaching their conclusion that the Rubicon Offer should not be accepted.

The Independent Directors of Tenon unanimously recommend that shareholders DO NOT ACCEPT Rubicon’s Offer.

To reject this Offer, Tenon shareholders should simply take no action and disregard the document sent to them by Rubicon.

Forward Looking Statements: There are statements included in this release which are “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995, and they are included herein in reliance upon the safe harbours created by that Act. As forward-looking statements are predictive in nature, they are subject to a number of risks and uncertainties relating to Tenon Limited, its operations, the markets in which it competes and other factors (some of which are beyond the control of Tenon Limited.

ENDS